May 15, 2008

Mr. Jeffrey Jaramillo

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	GateHouse Media, Inc.
Form 10-K for the fiscal year ended December 31, 2006
Form 10-K for the fiscal year ended December 31, 2007
File No. 001-33091

Dear Mr. Jaramillo:

Set forth below are the responses of GateHouse Media, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated April 18, 2008 to Mr. Michael E. Reed, Chief Executive Officer of the Company.

Form 10-K for the fiscal year ended December 31, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policy Disclosure

Goodwill and Long-lived Assets, page 49

1.	Comment: We note your response to our comment 1 and your disclosures included on page 49, 54, 60, 80, and 81. In addition to the disclosures currently provided, please expand your disclosures in future filings to include the following:

•

The changes made to your significant assumptions used in your December 31, 2007 impairment analysis as compared to those used in the June 30, 2007 impairment analysis, which resulted in the fourth quarter goodwill and masthead impairment charges of approximately $201.5 million and $24.5 million, respectively.

•

The nature and time of the facts and circumstance that resulted in the changes made to your significant assumptions in your December 31, 2007 impairment analysis from those used in the June 30, 2007 impairment analysis.

•	Whether it is reasonably possible that there may be future goodwill and / or masthead intangible assets impairment charges and an estimate or range in estimate of the possible impairment charges.

Additionally, we note from your response to our prior comment 1 that the goodwill and masthead for the Copley Press, Inc. (Copley) and Gannett Co., Inc. (Gannett) reporting units were impaired in the fourth quarter ended December 31, 2007. In light of the fact that you acquired Copley and Gannett on April 11, 2007 and May 7, 2007, respectively (less than a year before impairing goodwill and indefinite lives assets), please tell us and disclose in future filings the facts and circumstances that occurred between the above acquisition dates and December 31, 2007 that caused the decrease in your reporting unit fair-value for Copley and Gannett at December 31, 2007. Please provide similar disclosure for any other acquisitions, which occurred in fiscal 2007 and incurred a goodwill or masthead impairment charge in the quarter ended December 31, 2007.

Response: Additional disclosure was included in our Form 10-Q for the quarter ended March 31, 2008. We have further assessed this disclosure and will further enhance our disclosure in future filings related to the changes made to our significant assumptions used in our December 31, 2007 impairment analysis as compared to those used in the June 30, 2007 impairment analysis, and the nature and time of the facts and circumstances that resulted in the changes made to our significant assumptions in our December 31, 2007 impairment analysis from those used in the June 30, 2007 impairment analysis. Additional disclosure discussing the possibility of future goodwill and / or masthead intangible assets impairment charges and a discussion of the potential amount of possible impairment charges has also been included.

Specifically, the following information will be included in our Form 10-Q for the quarter ended June 30, 2008 and will be included in future filings, as required:

The Company determined that it should perform impairment testing of goodwill and indefinite lived intangible assets as of December 31, 2007, due to the declines in its stock price, market capitalization, revenue trends and other economic factors, which were most significant in the fourth quarter of 2007. In the second half of 2007 the Company’s stock price declined by approximately 52% and the resulting market capitalization of the Company was below the carrying value of its assets. The analysis of the stock prices of other newspaper industry companies identified similar stock price declines in the period. These declines in stock price were related to the Company and the newspaper industry experiencing declines in classified advertising revenue, primarily caused by economic trends. As a result of the declines in stock price and advertising revenue in the second half of 2007 and especially the fourth quarter, the Company reassessed and lowered its expected future cash flows which resulted in a decline in fair value as of December 31, 2007.

As of December 31, 2007, the fair values of the Company’s reporting units for goodwill impairment testing and individual newspaper mastheads were estimated using the expected present value of future cash flows and recent industry transaction multiples. While this method was consistent with the

June 30, 2007 impairment analysis, revenue declines, increased volatility of operating performance and decreased market capitalization, primarily occurring during the fourth quarter of 2007, resulted in a reduction of the Company’s estimated future cash flows and the fair value between the June 30, 2007 and December 31, 2007 impairment analysis.

The sum of the fair values of the reporting units was reconciled to the Company’s then market capitalization (based upon the stock market price) plus an estimated control premium. The Company recorded an impairment charge related to goodwill of $201,479 and a newspaper masthead impairment charge of $24,514 in the fourth quarter of 2007 based on this comparison of reporting unit carrying value to fair value. The 2007 impairment charge included amounts related to the Copley and Gannett operations which were purchased during 2007. While these operations were purchased during the year, the industry downturn, as well as the Company’s revenue, stock price and enterprise value declines, predominantly occurred in the second half of 2007 and the impact was considered for these reporting units.

It is reasonably possible that goodwill and/or masthead impairment charges could be incurred in the future based on industry and market factors present at that time. The Company is unable to estimate any possible future impairment charges at this time.

The Company will continue to monitor and update the analysis of its stock price and revenue trends as well as those in the industry. The Company will consider the need to further expand disclosure of any change in these trends in future periods and the potential impact on fair value.

Copley and Gannett Acquisitions

While the Copley and Gannett operations were purchased during 2007, the industry-wide downturn, as well as the Company’s revenue, stock price and enterprise value declines, occurred in the fourth quarter of 2007. As a result of the declines in the stock price of the Company and the other newspapers industry companies, and the declining trends in advertising revenue during the second half of 2007, the Company revised its estimated future cash flows used in the impairment analysis for the Copley and Gannett reporting units as of December 31, 2007. The Company determined that market trends in effect as of the fourth quarter of 2007 should be utilized to determine the appropriate fair value of these reporting units for the SFAS 142 analysis and could not appropriately be attributed retrospectively to the conditions at the acquisition date.

No other material 2007 acquisitions were impaired as of December 31, 2007.

The following information was included in our Form 10-Q for the quarter ended March 31, 2008 and will be included in future filings, as required, related to the and Gannett reporting units:

The 2007 impairment charge included amounts related to the Copley and Gannett operations which were purchased during 2007. While these operations were purchased during the year, the industry downturn, as well as the Company’s revenue, stock price and enterprise value declines, predominately occurred in the second half of 2007 and the impact was considered for these reporting units.

Pro forma, page 49

Results of Operations, page 53

2.	Comment: We note from your disclosure in MD&A that you have only provided a discussion of your results of operations based on pro forma information. Please note that Item 303 of Regulation S-K requires a discussion of your results of operations based on the historical financial statements included in your filing, and comparisons other than those of the historical financial information may generally be provided as supplemental information. If it is determined that a supplemental discussion in MD&A based on pro forma financial information is appropriate and enhances the discussion, then the pro forma financial information should be prepared in accordance with Article 11 of Regulation S-X and should reflect the impact of only the transaction that has had the significant impact on comparability. In this regard, please revise your MD&A discussion in future filings so that you provide tables and disclosures that bridge the gap between your historical financial information and the pro forma financial information included in your MD&A discussion for the periods presented. Typically the presentation of a complete set of pro-forma financial statements in accordance with Article 11 of Regulation S-X will be necessary in order to facilitate an understanding of the basis of the information being discussed. Pro forma financial statements shall ordinarily be in columnar form showing historical statements, pro forma adjustments, and the pro forma results. All pro forma adjustments should be referenced to notes, which clearly explain the assumptions involved. Please revise your filing accordingly.

Response: The Company has revised its Form 10-Q for the quarter ended March 31, 2008 to include an MD&A discussion that provides tables and disclosures that bridge the gap between its historical financial information and the pro forma financial information included in its MD&A discussion for the periods presented.

The Company does not consider the amendment of prior filings necessary as this additional discussion would not add any significant information to be utilized by investors. The Form 10-Q for the quarter ended March 31, 2008 and the prior filings contain all significant pro forma adjustments and disclosure related to historical results within the MD&A discussion. As the historical change is almost entirely due to acquisition related activity, as a practical matter, the investors are focused on pro forma information, and amending prior filings would likely lead to confusion in the marketplace. Additionally, such an amendment would create a considerable burden on the Company without an offsetting benefit to investors and we believe would confuse investors.

Non-GAAP Financial Measures, page 64

3.	Comment: We note your response to your prior comment 2, where you state that you will provide in future filings clear and robust disclosure as to the reasons why you consider unrealized (gain) loss on derivative instruments and the loss on early extinguishment of debt to be financing /interest type items rather than recurring items. It appears from your 10-K for the fiscal year ended December 31, 2007 filed on March 17, 2008 that you have not provided such disclosure. In this regard, please confirm that you will comply in future filings with this comment and provide us with your proposed disclosure. We expect that you fully comply with this comment in your next Form 10-Q.

Response: While the Company’s 10-K stated that “Non-cash (gain) loss on derivative instruments is related to interest rate swap agreements which are financing related and are excluded from Adjusted EBITDA” and “Non-cash write-off of deferred financing costs are similar to interest expense and amortization of financing fees and are excluded from Adjusted EBITDA”, additional disclosure related to these items has been made beginning with the Form 10-Q for the quarter ended March 31, 2008. Specifically, the following disclosure was included:

The Company uses Adjusted EBITDA as a measure of its core operating performance, which is evidenced by the publishing and delivery of news and other media and excludes certain expenses that may not be indicative of the Company’s core business operating results. We consider the unrealized (gain) loss on derivative instruments and the loss on early extinguishment of debt to be financing related costs associated with interest expense or amortization of financing fees. Accordingly, the Company excludes financing related costs such as the early extinguishment of debt because they represent the write-off of deferred financing costs and the Company believes these non-cash write-offs are similar to interest expense and amortization of financing fees, which by definition are excluded from Adjusted EBITDA. Additionally, the non-cash gains (losses) on derivative contracts, which are related to interest rate swap agreements to manage interest rate risk, are financing costs associated with interest expense. Such charges are incidental to, but not reflective of, the Company’s core operating performance and it is appropriate to exclude charges related to financing activities such as the early extinguishment of debt and the unrealized (gain) loss on derivative instruments which, depending on the nature of the financing arrangement, would have otherwise been amortized over the period of the related agreement and does not require a current cash settlement.

4.	Comment: Also, reference is made to your statement on page 65 in the first paragraph under the heading “Limitations of Adjusted EBITDA.” You continue to disclose extinguishment of debt activities as “non-recurring” rather than as financing / interest type items consistent with your response to our prior comment 2. Please revise accordingly.

Response: The Company has revised its Form 10-Q for the quarter ended March 31, 2008 and will revise its future filings to clearly disclose that extinguishment of debt activities as financing/interest type items rather than non-recurring.

Should members of the Staff have any questions or require any additional information, they should call the undersigned at (585) 598-0032.

Very truly yours,
/s/ Polly Grunfeld Sack
Polly Grunfeld Sack
Vice President, Secretary and General Counsel